October 16th, 2025

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Announces C$35 Million Bought Deal Private Placement of Common
Shares and Concurrent C$15 Million Non-Brokered Private Placement of Common Shares

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR DISTRIBUTION TO
UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Mako Mining Corp. (TSX-V: MKO; OTCQB: MAKOF) ("Mako" or the "Company") is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the "Underwriters") led by Stifel Canada and Cantor Fitzgerald Canada Corporation in connection with a "bought deal" private placement offering of 4,375,000 common shares of the Company (the "Offered Shares") at a price of C$8.00 per Offered Share (the "Issue Price") for gross proceeds to the Company of C$35,000,000 (the "Brokered Offering"), with the Offered Shares to be issued pursuant to the Listed Issuer Financing Exemption (as defined below).

The Company has granted to the Underwriters an option, exercisable up to 48 hours prior to the closing date, to purchase for resale up to an additional 15% of the Offered Shares to be sold under the Brokered Offering at the Issue Price. If this option is exercised in full, an additional C$5,250,000 in gross proceeds will be raised pursuant to the Brokered Offering and the aggregate gross proceeds of the Brokered Offering will be C$40,250,000.

The Company also announces that funds managed by Wexford Capital LP ("Wexford") have indicated an intention to subscribe for 1,875,000 common shares of the Company (the "Private Placement Shares") in a concurrent non-brokered private placement, on substantially the same terms as the Brokered Offering (the "Non-Brokered Offering", and together with the Brokered Offering, the "Offering") for gross proceeds to the Company of up to C$15,000,000. As a result, the total gross proceeds from the Offering are expected to be C$50,000.000.

The Company intends to use the net proceeds from the Offering for the ramp up of operations at the Moss Mine, the construction of the Company's development assets, and for general working capital purposes.

The Offering is expected to close on or about October 28, 2025 and is subject to the Company receiving all necessary regulatory approvals, including the conditional approval from the TSX Venture Exchange (the "TSXV").

The Company shall pay the Underwriters a cash fee equal to 6% of the gross proceeds of the Brokered Offering (the "Commission"). Wexford's participation in the Non-Brokered Offering constitutes a "related party transaction" within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61- 101") adopted in the Policy. The Company intends to rely on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Non-Brokered Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves the related parties, is expected to exceed 25% of the Company's market capitalization (as determined under MI 61-101).

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), the Offered Shares will be offered for sale (i) to purchasers resident in in each of the provinces and territories of Canada, except Quebec, pursuant to the listed issuer financing exemption under Part 5A of NI 45-106, as amended by Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the "Listed Issuer Financing Exemption"), and (ii) in the United States pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the "1933 Act"). As the Brokered Offering is being completed pursuant to the Listed Issuer Financing Exemption, the Offered Shares issued to Canadian subscribers pursuant to the Brokered Offering will not be subject to a hold period pursuant to applicable Canadian securities laws. The Private Placement Shares issued pursuant to the Non-Brokered Offering will be subject to a hold period of four months and a day under applicable Canadian securities laws.

There is an offering document related to the Offering that can be accessed under the Company's issuer profile on SEDAR+ at and on the Company's website at www.makominingcorp.com. Prospective investors should read the offering document before making an investment decision.

No U.S. Offering or Registration

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States. The securities described herein have not been, and will not be, registered under the 1933 Act or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer and Director

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, Telephone: 917-558-5289, Email: aleisman@makominingcorp.com or visit our website at www.makominingcorp.com and SEDAR+ at www.sedarplus.ca.

Forward-Looking Information: Statements contained herein, other than historical fact, may be considered "forward-looking information" within the meaning of applicable securities laws. Forward-looking information can be identified by words such as, without limitation, "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" or variations thereon or comparable terminology. The forward-looking information contained herein is based on the Company's plans and expectations and assumptions as of the date such statements are made, and includes information concerning regarding the completion of the Offering, the participation of certain shareholders in the Offering, the total gross proceeds raised under the Offering, the use of proceeds from the Offering and the timing of completion of the Offering. Such forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation, the receipt of final approval from the TSXV in respect of the Offering and the timing thereof, the re-allocation of anticipated use of proceeds for prudent business reasons and such other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR+ at www.sedarplus.ca. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available and is included for the purposes of providing investors with information concerning the acquisition of the Debt and related security and providing a current corporate update, and may not be appropriate for other purposes. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.